BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

CONSOLIDATED Synthetic Voting Map

Extraordinary General MEETING

Meeting to Be Held on May 25, 2018

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to CVM Instruction #481 of December 17, 2009, hereby provides its shareholders with the consolidated synthetic voting map of the Extraordinary General Meeting to be held on May 25, 2018 ("General Meeting"), which adds the remote votes sent directly to the Company to the votes cast sent through custody and bookkeeping agents, as attached.

The General Meeting will be held on May 25, 2018, at 11:00 am, at the Company‘s head office, located at Rua Jorge Tzachel, 475, in the City of Itajaí, State of Catarina State, Bairro Fazenda.

São Paulo, May 24, 2018

Lorival Nogueira Luz Jr.

Global Chief Executive Officer,

Chief Financial and Investor Relations Officer